
SembCorp
Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

25 April 2005



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 1998022418D

April 25, 2005

SEMBCORP APPOINTS TANG KIN FEI AS GROUP PRESIDENT AND CEO

SembCorp Industries Ltd (SCI) today announced the appointment of Tang Kin Fei as its Group President and CEO. The appointment will take effect May 1, 2005.

Mr Tang, 54, is currently SembCorp Utilities' President and CEO. He brings with him 18 years' experience within the Group. During his charge at SembCorp Utilities, he has been a key driver behind the evolution of SembCorp's integrated utilities and energy business into a global leader in the market. SembCorp Utilities accounted for half (S$2.9 billion) of the group's turnover in 2004. Notably, Mr Tang spearheaded the development of Singapore's first multi-utility facility, SUT Sakra, on Jurong Island, as well as the nation's first privately developed power plant, SembCorp Cogen, also Singapore's largest co-generation power plant. In addition, Mr Tang led and concluded the landmark West Natuna Gas Sales Agreement for the import of natural gas into Singapore. Mr Tang has further piloted the expansion of SembCorp Utilities' presence overseas, which today extends to the United Kingdom, China, Vietnam and Indonesia.

"Given his demonstrated capabilities in leading the group's energy and integrated business and his steady focus to deliver sustainable earnings to the group, Kin Fei was a natural choice for SembCorp's Group President and CEO," commented Peter Seah, SCI's Chairman. "My fellow board members and I are in full support of Kin Fei and we will be working closely with him and his management team to steer the group towards our goal of sustained success," Mr Seah added.

Mr Tang first joined the then-Sembawang Corporation in 1987 as General Manager of Sembawang Projects Engineering, rising to Managing Director of Sembawang Projects Engineering and Executive Vice President of Sembawang Engineering and Construction, before becoming President of SembCorp Engineering, the present SembCorp Utilities, in November 1998.

Mr Tang graduated in 1974 with a First Class Honors Degree in Mechanical Engineering from the National University of Singapore under an Esso Scholarship and subsequently went on to establish his career at Esso. In 2000, he underwent the advanced management

programme at INSEAD. Prior to joining the SembCorp group, Mr Tang was Managing Director of Wescon Asia.

Mr Tang succeeds former SCI Deputy Chairman and CEO, Wong Kok Siew who passed away while in office earlier in 2005. Of his appointment, Mr Tang notes, "Kok Siew has built up SembCorp to its very strong position today and I am honoured to come on board as part of the management team and to continue to build on its success. I am challenged by the consistent delivery of the group in the past few years as well as by its vision for its continued success. I am looking forward to taking on the job of driving our group towards its goal of sustained delivery for all stakeholders. "

ABOUT SEMBCORP INDUSTRIES

SembCorp Industries is a leading engineering services group focused on the provision of Integrated Utilities and Energy, Marine and Offshore Engineering, Logistics, Environmental Engineering, and Engineering and Construction services.

Our total assets exceed S$8 billion and in 2004, we achieved a turnover of S$5.9 billion. We employ in excess of 11,000 staff, roughly half of which are equipped with engineering and technical qualifications and/or tertiary education.

Listed on the main board of the Singapore Exchange, **SembCorp Industries** is a component stock of the Straits Times Index, FTSE/Hang Seng Asian Sector Indices and several MSCI indices.

End

For media and analysts' enquiries, please contact:

April Lee, Ms
Vice President, Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3160
Email: april.lee@sembcorp.com.sg
Website: www.sembcorp.com.sg